UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 04)*

FOX FACTORY HOLDING CORP

(Name of Issuer)

Common Stock

(Title of Class of Securities)

35138V102

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☒  Rule 13d-1(b)

     ☐  Rule 13d-1(c)

     ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	35138V102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KAYNE ANDERSON RUDNICK INVESTMENT MANAGEMENT LLC 95-4575414

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

A California Limited Liability Company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

1,101,803

	6	SHARED VOTING POWER

3,944,203

	7	SOLE DISPOSITIVE POWER

1,101,803

	8	SHARED DISPOSITIVE POWER

3,944,203

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,046,006

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.10%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
FOOTNOTES

CUSIP No.	35138V102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Virtus Investment Advisers, Inc. 04-2453743

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

3,944,203

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

3,944,203

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,944,203

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.24%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
FOOTNOTES

The amounts reported on this page are also included in the amounts reported by Kayne Anderson Rudnick Investment Management, LLC on this Schedule 13G.

CUSIP No.	35138V102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Virtus Equity Trust, on behalf of Virtus KAR Small Cap Growth Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

3,832,978

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

3,832,978

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,832,978

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.95%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IV
FOOTNOTES

The amounts reported on this page are also included in the amounts reported by Virtus Investment Advisers, Inc. on this Schedule 13G.

Item 1.

(a)	Name of Issuer
FOX FACTORY HOLDING CORP

(b)	Address of Issuer’s Principal Executive Offices
915 Disc Drive Scotts Valley, CA 95066

Item 2.

(a)	Name of Person Filing
(1)	KAYNE ANDERSON RUDNICK INVESTMENT MANAGEMENT LLC

(2)	Virtus Investment Advisers, Inc.

(3)	Virtus Equity Trust, on behalf of Virtus KAR Small Cap Growth Fund

(b)	Address of Principal Business Office or, if none, Residence
(1)	KAYNE ANDERSON RUDNICK INVESTMENT MANAGEMENT LLC 1800 Avenue of the Stars, 2nd Floor, Los Angeles, CA 90067
(2)	Virtus Investment Advisers, Inc. One Financial Plaza, Hartford, CT 06103
(3)	Virtus Equity Trust, on behalf of Virtus KAR Small Cap Growth Fund 101 Munson Street, Greenfield, MA 01301

(c)	Citizenship
(1)	KAYNE ANDERSON RUDNICK INVESTMENT MANAGEMENT LLC: A California Limited Liability Company
(2)	Virtus Investment Advisers, Inc.: Massachusetts
(3)	Virtus Equity Trust, on behalf of Virtus KAR Small Cap Growth Fund: Delaware

(d)	Title of Class of Securities
Common Stock

(e)	CUSIP Number
35138V102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☒	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
(1)	KAYNE ANDERSON RUDNICK INVESTMENT MANAGEMENT LLC: 5,046,006
(2)	Virtus Investment Advisers, Inc.: 3,944,203
(3)	Virtus Equity Trust, on behalf of Virtus KAR Small Cap Growth Fund: 3,832,978

(b)	Percent of class:
(1)	KAYNE ANDERSON RUDNICK INVESTMENT MANAGEMENT LLC: 13.10%
(2)	Virtus Investment Advisers, Inc.: 10.24%
(3)	Virtus Equity Trust, on behalf of Virtus KAR Small Cap Growth Fund: 9.95%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:
(1)	KAYNE ANDERSON RUDNICK INVESTMENT MANAGEMENT LLC: 1,101,803
(2)	Virtus Investment Advisers, Inc.: 0
(3)	Virtus Equity Trust, on behalf of Virtus KAR Small Cap Growth Fund: 0

(ii)	Shared power to vote or to direct the vote:
(1)	KAYNE ANDERSON RUDNICK INVESTMENT MANAGEMENT LLC: 3,944,203
(2)	Virtus Investment Advisers, Inc.: 3,944,203
(3)	Virtus Equity Trust, on behalf of Virtus KAR Small Cap Growth Fund: 3,832,978

(iii)	Sole power to dispose or to direct the disposition of:
(1)	KAYNE ANDERSON RUDNICK INVESTMENT MANAGEMENT LLC: 1,101,803
(2)	Virtus Investment Advisers, Inc.: 0
(3)	Virtus Equity Trust, on behalf of Virtus KAR Small Cap Growth Fund: 0

(iv)	Shared power to dispose or to direct the disposition of:
(1)	KAYNE ANDERSON RUDNICK INVESTMENT MANAGEMENT LLC: 3,944,203
(2)	Virtus Investment Advisers, Inc.: 3,944,203
(3)	Virtus Equity Trust, on behalf of Virtus KAR Small Cap Growth Fund: 3,832,978

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

With respect to securities owned by a registered investment company included in this filing, only the custodian for such investment company, has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. No other person is known to have such right, except that the shareholders of such investment company participate proportionately in any dividends and distributions so paid.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Kayne Anderson Rudnick

Date: February 13, 2020	By:	/s/ Michael Shoemaker
Name: Michael Shoemaker
Title: Chief Compliance Officer

Virtus Investment Advisers, Inc.

Date: February 13, 2020	By:	/s/ Kevin Carr
Name: Kevin Carr
Title: Vice President and Clerk

Virtus Equity Trust on behalf of Virtus KAR Small Cap Growth Fund

Date: February 13, 2020	By:	/s/ Kevin Carr
Name: Kevin Carr
Title: Senior Vice President, Chief Legal Officer, Counsel and Secretary

Footnotes:

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)